SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Appointment of Chief Financial Officer

For immediate release: 27 April 2009

PRUDENTIAL PLC
ANNOUNCES APPOINTMENT OF NICOLAOS NICANDROU AS CHIEF FINANCIAL OFFICER

The Board of Prudential plc ("Prudential") is pleased to announce the appointment of Nicolaos ("Nic") Nicandrou as Chief Financial Officer and Group Board Director as successor to Tidjane Thiam who, as previously announced, will become Group Chief Executive on 1st October 2009.

Nic joins Prudential from Aviva, where he has worked for eleven years in a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PriceWaterhouse Coopers, where he worked for ten years in both London and Paris, specialising in insurance and more general financial services.

Commenting on the appointment, Mark Tucker, Group Chief Executive said:

"I am pleased to welcome Nic Nicandrou to the Group. His technical depth and experience combined with the quality of his leadership makes him the ideal person to succeed Tidjane when he steps up to be Group Chief Executive".

Commenting, Tidjane Thiam, Chief Financial Officer and Group Chief Executive designate, said:

"I am delighted that Nic has taken the decision to join Prudential and I know he will significantly enhance our already strong management team and continue our commitment to best in class disclosure and market communication. I greatly look forward to working with him".

Commenting, Nic Nicandrou said:

"I am delighted to be joining Prudential as Chief Financial Officer and look forward to working with Tidjane. Prudential is ideally placed in terms of its unique geographic exposure, capital strength and leadership capability, to continue its outperformance over the cycle".

A starting date for Nic Nicandrou has yet to be confirmed.

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	James Matthews	+44 (0)20 7548 3561

Notes to Editors:

Remuneration Arrangements:

Prudential is committed to full disclosure of the remuneration of its Executives.
Nic Nicandrou's basic salary will be £550,000. His annual bonus has a maximum potential of 160%, of which 40% is deferred. LTIP awards are 200% of base salary. This is placed in line with FTSE50 best practice.

Notes to Editors:

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £249 billion in assets under management (as at 31 December 2008). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 April 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Jon Bunn
Director of Public Relations